

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re:** **VoiceServe, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 7, 2011**
> **File No. 333-169459**

Dear Mr. Bibelman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 from our letter dated December 28, 2010. Further revise to account for inconsistent references to the number of securities to be offered on pages 34 and 37A.

Calculation Of Registration Fee

2. In accordance with comment 2 from our letter dated December 28, 2010, revise footnote 2 to the registration fee table and the phrase "at an assumed public offering price of $.025

per share" under "Dilution" to make clear that the company's offering will be at a fixed price.

Summary of Financial Information, page 3

3. Please revise to update the information for the nine months ended December 31, 2010.

Risk Factors, page 6

Risks Relating to Our Business, page 6

We May Not Be Able To Hire And Retain Qualified Personnel To Support…, page 6

4. Paragraph two under this risk factor appears to discuss a different risk than does paragraph one. Per prior comment 3 from our letter dated December 28, 2010, revise to add an applicable header above paragraph two.

Business Overview, page 14

5. We note your response to comment 8 from our letter dated December 28, 2010, but see no applicable revision with regard to competition. Revise to discuss the competitive environment you operate in.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 20

Results Of Operations For The Third Quarters And First Nine Months Of Fiscal Years 2011 and 2010 Ended December 31, 2010 And December 31, 2009, Respectively, page 23

6. Revise the "Net Income (Loss)" section for the three month period to correctly account for and explain the decreased loss. In addition, expand your "Cost of Revenues" section for both the three month and nine month periods to elaborate as to why cost of revenues roughly doubled in each of those fiscal 2011 periods. The respective revisions should reconcile the disclosure for the three month period which attributes the increase to "higher expenditures for product development labor and customer support" with the disclosure for the nine month period which attributes the increase to "a temporary pricing strategy" and expanded focus on "large businesses."

Results Of Operations For The Year Ended March 31, 2010 Compared To The Year Ended March 31, 2009, page 25

Cost of Revenues, page 26

7. We note the restored disclosure provided in response to comment 11 from our letter dated December 28, 2010. Explain the sentence "[t]he decrease in cost of revenues in 2010 reflects the additional purchase from the old clientele." In addition, revise the last sentence under "Net Income (Loss)" to indicate that the figures cited are for the last two quarters in fiscal 2010, not "the most recent two quarters."

Directors, Executive Officers, Promoters and Control Persons, page 28

8. Further revise the disclosure added in response to comment 14 from our letter dated December 28, 2010 to disclose when Messrs. Taylor and Millet were appointed as directors. With regard to Mr. Millett, revise to disclose the specific experience, qualifications, attributes or skills that led the board of directors to conclude that he should serve as a director. We note that the prior revision discusses why he was appointed as secretary and accountant.

Executive Compensation, page 31

9. The first sentence in this section still states that "[c]ompensation is determined by the officers of the Company…" Per comment 15 from our letter dated December 28, 2010, explain what if any involvement your officers have in determining compensation. In this regard, we note your statements that the board of directors is charged with bonus determinations. In addition, to the extent that the term "directors" in the second sentence of this section should read executive officers, revise to so indicate.

Employment Agreements, page 32

10. The disclosure added in response to comment 18 from our letter dated December 28, 2010 incorrectly states that Mr. Stefansky's agreement calls for "an annual base salary of $8,000" rather than a monthly base salary of $8,000. Revise to correct. In addition, state the effective date of Mr. Stefansky's agreement and describe all material terms of the agreement, including benefits and termination rights and payments.

Plan of Distribution, page 34

11. The revisions made in response to comment 20 from our letter dated December 28, 2010 discuss characteristics of a secondary offering and, therefore, are inapplicable to the company's primary offering. We note that the plan of distribution for the concurrent secondary offering is provided on pages 41A to 42A. Revise completely to discuss the

primary offering plan of distribution. In addition, restore the "Plan of Distribution" header.

Recent Sales of Unregistered Securities, page II-2

12. We reissue comment 22 from our letter dated December 28, 2010. Revise your disclosure to account for all sales of unregistered securities covered by Item 701. We note applicable transactions disclosed under Note 9 on page F-12 and under Note 8 on page F-30.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Michael Bibelman
VoiceServe, Inc.
March 10, 2011
Page 5

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
        Christine M. Melilli, Esq.
        Anslow & Jaclin, LLP